                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                   FORM 11-K

[X] Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934 [fee required] for the fiscal year ending December 31, 2000.

                                       OR

[_] Transition report pursuant to section 15(d) of the Securities Exchange Act of 1934 [no fee required]

Commission file number 1-652

A.   Full title of the Plan:

     EMPLOYEES' STOCK PURCHASE PLAN OF UNIVERSAL LEAF TOBACCO COMPANY, INCORPORATED AND DESIGNATED AFFILIATED COMPANIES.

B. Name of the issuer of the securities held pursuant to the plan and the address of its principle executive office:

                             UNIVERSAL CORPORATION
                          1501 NORTH HAMILTON STREET
                           RICHMOND, VIRGINIA 23260
                                (804) 359-9311

                                  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                   EMPLOYEES' STOCK PURCHASE PLAN
                                   OF UNIVERSAL LEAF TOBACCO
                                   COMPANY, INCORPORATED AND
                                   DESIGNATED AFFILIATED COMPANIES


DATE:  June __, 2001                    /s/ Hartwell H. Roper
                                   ---------------------------------
                                   Hartwell H. Roper
                                   Executive Vice President and Chief
                                   Financial Officer
                                   Universal Leaf Tobacco Company, Inc.

Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

Audited Financial Statements and Supplemental Schedules

Years ended December 31, 2000 and 1999 with Report of Independent Auditors

Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

            Audited Financial Statements and Supplemental Schedules


                    Years ended December 31, 2000 and 1999
                      with Report of Independent Auditors


                               Table of Contents

Report of Independent Auditors...........................................................................  1

Financial Statements

Statements of Net Assets Available for Plan Benefits.....................................................  2
Statement of Changes in Net Assets Available for Plan Benefits...........................................  3
Notes to Financial Statements............................................................................  4

Supplemental Schedules

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year....................  10
Schedule H, Line 4j - Schedule of Reportable Transactions...............................................  11

               Report of Ernst & Young LLP, Independent Auditors

Human Resources Policy and Planning Team
Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies

We have audited the accompanying statements of net assets available for benefits of the Employees' Stock Purchase Plan of Universal Leaf Tobacco Company, Incorporated and Designated Affiliated Companies (the Plan) as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes at end of year as of December 31, 2000, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young

Richmond, Virginia
June 22, 2001

      Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
               Incorporated and Designated Affiliated Companies

                Statements of Net Assets Available for Benefits

                                                           December 31
                                                         2000           1999
                                                     ---------------------------
Common stock of Universal Corporation                $41,359,681    $27,359,031
Common stock of LandAmerica Financial Group, Inc.        719,421        394,922
Fixed income fund                                      1,076,402      1,029,558
Temporary cash investments                                 6,489         25,102
                                                     ---------------------------

Net assets available for benefits                    $43,161,993    $28,808,613
                                                     ===========================

See accompanying notes.

      Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
               Incorporated and Designated Affiliated Companies

           Statement of Changes in Net Assets Available for Benefits

                         Year ended December 31, 2000

                                                                December 31,
                                                                    2000
                                                                ------------
Investment income:
 Net appreciation in market value of investments                $15,195,203
 Cash dividends                                                   1,535,893
 Interest                                                            73,887
                                                                ------------
                                                                 16,804,983
Contributions:
 Employer                                                         1,603,445
 Employee                                                         1,603,445
                                                                ------------
                                                                  3,206,890

Withdrawals and forfeitures of employees' accounts               (5,658,493)
                                                                ------------

Net increase                                                     14,353,380

Net assets available for benefits:
 December 31, 1999                                               28,808,613
                                                                ------------
 December 31, 2000                                              $43,161,993
                                                                ============

See accompanying notes.

      Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
               Incorporated and Designated Affiliated Companies

                         Notes to Financial Statements

                     Year ended December 31, 2000 and 1999

1.   Description of the Plan

A complete description of Plan provisions including those relating to vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document which has been filed with the Securities and Exchange Commission. Copies of these documents and the prospectus relating to the Plan are available from the Universal Corporation Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan sponsored by Universal Leaf Tobacco Company, Incorporated (the Sponsor) for the benefit of certain salaried employees of the sponsor and designated affiliated companies (Employers). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

After one year of service, employees may elect to contribute 1% to 5% of their total pay (including overtime and bonuses) by means of monthly payroll deductions. Employers match 100% of employee contributions except to the extent that the employer contribution is reduced by forfeitures from nonvested withdrawing participants.

Employees may elect to invest in the Universal Corporation Common Stock Fund, Fixed Income Fund or to divide their contributions equally between the two funds. Employers' contributions are invested only in the Universal Corporation Common Stock Fund.

Participant accounts

Each participant's account consists of participant's contributions, the Employer's matching contribution and credit from forfeitures and an allocation of the Plan's investment income. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

      Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
               Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)

1.   Description of the Plan (continued)

Vesting

Participants are fully vested in their contributions and in Employer contributions in the event of retirement, disability or death. Otherwise, vesting in the Employer contributions occurs according to the following schedule:

               Years of service                Vesting percentage
               ----------------                ------------------
                     0-4                                0%
                       5                              100%

Benefits

Participants who retire or become disabled may receive a distribution in a single lump sum or in annual installments over a period not to exceed ten years.

Termination

While the sponsor has not expressed any intent to terminate the Plan, it is free to do so at any time, subject to the provisions of ERISA. In the event of Plan termination, participants will become fully vested in their accounts.

LandAmerica Financial Group, Inc. Shares

During October 1991, each participant elected to either sell or hold all LandAmerica Financial Group, Inc. (formerly Lawyers Title Corporation) shares distributed to them as a dividend from the spin-off from Universal Corporation.

Pursuant to an IRS Ruling and applicable Treasury Regulations, participants were required to allocate their tax basis in the Universal Corporation Common Stock held at the time of the distribution between their Universal Corporation Common Stock and LandAmerica Financial Group, Inc. Common Stock (including any fractional share

      Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
               Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)


1. Description of the Plan (continued)

interest) in proportion to their relative fair market values at that time.
Based on the average of the high and low trading prices of Universal Corporation Common Stock and LandAmerica Financial Group, Inc. Common Stock on October 1, 1991, 95.343 percent of the basis was allocated to Universal Corporation Common Stock and 4.657 percent was allocated to LandAmerica Financial Group, Inc. Common Stock.

Participants continuing to hold LandAmerica Financial Group, Inc. shares may elect to sell 100% of their holdings as part of their regular semi-annual elections and have the proceeds invested in Universal Corporation Common Stock. No additional investments in LandAmerica Financial Group, Inc. Common Stock are permitted under the Plan.

2.   Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan's investments are held by a bank-administered trust fund which changed from Wachovia to Bank of New York during 2000. Investments in the Common Stock Funds are carried at market value based upon quotations from the New York Stock Exchange. Dividends are recorded on the record date, and interest is accrued as earned.

The fixed income fund is primarily invested in the Stable Value Fund I, a pooled fund of investment contracts managed by Wachovia Asset Management. The investment contracts are valued at contract value, which approximates market value. The rate of return of the fund is based on the crediting rate of the underlying guaranteed investment contracts. These contracts generally provide for a fixed rate of return over the term of the contract. During 2000 the average yield for the fund was 6.48% (6.13% in 1999), and at December 31, 2000 the crediting rating was 6.60% (6.26% at December 31, 1999).

      Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
               Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Investments

During 2000, the Plan's investments in common stock (including investments purchased, sold, as well as held during the year) appreciated in fair value by $15,195,203.

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investments is as follows:

                                                          December 31,
                                                      2000           1999
                                                  --------------------------
Investments at fair value:
 Universal Corporation common stock               $41,359,681    $27,359,031
 Temporary cash investments                             6,489         25,102
                                                  --------------------------
                                                  $41,366,170    $27,384,133
                                                  ==========================

                                                                 Year ended
                                                                December 31,
                                                                    2000
                                                                -------------
Change in net assets:
 Contributions                                                   $ 3,034,140
 Dividends                                                         1,535,893
 Interest                                                              6,962
 Net appreciation in market value                                 14,778,832
 Withdrawals and forfeitures                                      (5,387,019)
 Transfers between funds                                              13,229
                                                                 ------------
                                                                 $13,982,037
                                                                 ============

      Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
               Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)


4. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                                   December 31,
                                                                       2000
                                                                   ------------
Net assets available for benefits per the financial statements     $43,161,993
Amounts allocated to withdrawn participants                           (543,141)
                                                                   ------------
Net assets available for benefits per the Form 5500                $42,618,852
                                                                   ============

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                     Year ended
                                                                    December 31,
                                                                        2000
                                                                    ------------
Benefits paid to participants per the financial statements          $ 5,658,493
Add: Amounts allocated on Form 5500 to withdrawn participants at
  December 31, 2001                                                     543,141
                                                                    ------------
Benefits paid to participants per the Form 5500                     $ 6,201,634
                                                                   =============

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

5. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service dated July 7, 1995, stating the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status.

      Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
               Incorporated and Designated Affiliated Companies

                   Notes to Financial Statements (continued)

5. Income Taxes (continued)

Until such time as a participant or his beneficiary withdraws from the Plan, no income tax is payable by the participant on contributions made by his employer on his behalf or interest and dividends added to his account. The income tax ramifications to employees with respect to the Plan are described in the Prospectus covering the Plan which is available to all employees.

6. Related Party Transactions

The administrative expenses of the Plan, which included the Trustee's fees ($38,711 in 2000) are paid by the Sponsor and are not included in the accompanying financial statements.

Under the provisions of the Plan, shares of Universal Corporation Common Stock may be purchased from employees, including officers, at the closing price on the New York Stock Exchange on the date of purchase. Purchases from employees totaled $297,522 during the year ended December 31, 2000. Included in this amount are purchases from officers which amounted to $50,311.

                            Supplemental Schedules

                                                                      Schedule 1

      Employees' Stock Purchase Plan of Universal Leaf Tobacco Company,
               Incorporated and Designated Affiliated Companies

   Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at
                                  End of Year

                               December 31, 2000


                                                       Description of
                                                    Investment Including
                                                      Number of Shares,
                                                   Maturity Date, Rate of
        Identity of Issue, Borrower,                Interest, Collateral,                         Market
           Lessor or Similar Party                  Par or Maturity Value         Cost             Value
---------------------------------------------      --------------------------------------------------------
Universal Corporation Common Stock Fund
 Common stock of Universal Corporation*                   1,181,705            $28,021,334      $41,359,681
 Temporary cash investments                                   6,489                  6,489            6,489
                                                                               ----------------------------

                                                                               $28,027,823      $41,366,170
                                                                               ============================
LandAmerica Financial Group, Inc.
 Common Stock Fund
  Common stock of LandAmerica Financial
   Group, Inc.                                               17,816              **             $   719,421

Fixed Income Fund
Investments in a fund consisting of
 guaranteed investment contracts                          1,076,402              **               1,076,402
                                                                                                -----------
                                                                                                $43,161,993
                                                                                                ===========

*Indicates party-in-interest to the Plan.
** Participant - directed investment.

                                                                      SCHEDULE 2

                       Employees' Stock Purchase Plan of
                 Universal Leaf Tobacco Company, Incorporated
                      and Designated Affiliated Companies

           Schedule H, Line 4j - Schedule of Reportable Transactions

                               December 31, 2000

                                                                                                        (h) Current
                                                                                                      Value of Asset  (i) Net Gain
  (a) Identity of                                            (c) Purchase  (d) Selling  (g) Cost of   on Transaction      or (Loss)
 Party Involved               (b) Description                     Price         Price        Asset         Date
-----------------------------------------------------------------------------------------------------------------------------------

Category (iii) - Series of Transactions in Excess of 5% of Plan Assets
--------------------------------------------------------------------------------------

**                   Universal Corporation Stock               $4,514,865  $         -   $4,514,865       $4,514,865    $        -
                                                                        -    1,996,614    1,747,788        1,996,614       248,826

Wachovia             DTF Short Term Investment Fund             1,612,409            -    1,612,409        1,612,409             -
                                                                        -    1,619,144    1,619,144        1,619,144             -

Bank of New York     Collective Short Term Investments Fund
                                                                5,935,842            -    5,935,842        5,935,842             -
                                                                        -    5,914,221    5,914,221        5,914,221             -

There were no category (i), (ii), or (iv) reportable transactions during 2000.

Columns (e) and (f) are not applicable.

** Transactions made on market.

                                                                              12